Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cadence Bancorporation:

We consent to the use of our report dated March 25, 2016, except as to notes 1 and 25, which are as of April 7, 2017 with respect to the consolidated balance sheet of Cadence Bancorporation as of December 31, 2015, and the related consolidated statements of income, comprehensive income, changes in shareholder’s equity, and cash flows for each of the years in the two-year period ended December 31, 2015, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas

February 1, 2018